Via Facsimile and U.S. Mail
Mail Stop 4720

June 2, 2010

Mr. Roland Sackers
Chief Financial Officer
QIAGEN N.V.
Spoorstraat 50
5911 KJ Venlo
The Netherlands

      Re: **QIAGEN N.V.**
               Form 20-F for the Year Ended December 31, 2009
               Filed on March 17, 2010
               File Number: 000-28564

Dear Mr. Sackers:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief